Exhibit 1.

FOR IMMEDIATE RELEASE

April 16, 2003

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports increased earnings for the first quarter 2003.

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to report first quarter 2003 earnings of $7.0 million or $0.57 per share. Earnings per share increased 14% or $0.07 per share compared to the $0.50 per share or $6.3 million earned during the same period in 2002. First quarter 2003 earnings were positively impacted by $0.6 million or $0.05 per share due to gains on the sale of securities.

The increase in earnings is reflected in the Company's performance ratios. Return on average assets was 1.15% for the three months ended March 31, 2003 compared to 1.02% for the three months ended March 31, 2002. Return on average shareholders' equity was 13.38% for the quarter ended March 31, 2003 as compared to 13.00% for the same period in 2002. CTBI's efficiency ratio was 61.8% for the quarter ended March 31, 2003 compared to 58.0% for the same period in 2002.

Balance Sheet Review

The Company's assets remained relatively flat at $2.5 billion on March 31, 2003 compared to December 31, 2002 and March 31, 2002. The Company's balance sheet reflects the state of the U.S. economy during the past year with weak commercial loan demand and continuing high levels of residential mortgage loan refinancing due to record low interest rates. The loan portfolio remained relatively flat to prior quarter at $1.6 billion and decreased 3.0% from the $1.7 billion at March 31, 2002. Total deposits remained relatively flat to prior quarter and prior year at $2.1 billion. The Company continues to have a high level of liquidity due to the weak loan demand and low yielding investment options. With limited investment opportunity and high liquidity, the Company has continued its policy of pricing interest-bearing deposits at the mid-range of its competitors to manage its net interest margin. The Company anticipates that it will continue to experience pressure on its net interest margin until economic conditions improve.

Nonperforming loans decreased 27.9% from prior year, but increased 12.4% from prior quarter. Nonperforming loans on March 31, 2003 were $25.6 million compared to $22.7 million at December 31, 2002 and $35.4 million at March 31, 2002. The significant decrease in nonperforming loans compared to the same period last year is attributable to the Company's continuing focus on asset quality during this weak period in the economy. The increase in nonperforming loans from prior quarter is primarily the result of the bankruptcy of one commercial borrower. Specific reserves are established for all large loans where a loss may occur; therefore, no significant losses are anticipated except for those loans with specific reserve allocations.

Foreclosed properties on March 31, 2003 were $3.7 million, an increase from the $2.8 million at December 31, 2002 and the $2.2 million reported at March 31, 2002. The increase is primarily comprised of 1-4 family residential real estate.

Net charge-offs for the quarter ended March 31, 2003 were $1.8 million, an annualized rate of 0.5% of average loans, compared to the $2.9 million or 0.7% of average loans for the same period in 2002. Our reserve for losses on loans as a percentage of total loans outstanding remained flat to prior quarter at 1.42% and increased slightly from the 1.40% at prior year. The increase in reserve for losses on loans from prior year is reflective of currently weak economic conditions.

With a current dividend yield of 3.33%, the Company continues to grow its shareholders' equity. Shareholders' equity of $211.1 million on March 31, 2003 is an 8.7% increase from the $194.1 million on March 31, 2002.

Net Interest Income

Our net interest margin of 3.74% is a 28 basis point or 7.0% decrease from the 4.02% for the quarter ended March 31, 2002 and a 14 basis point or 3.6% decrease from the 3.88% for the quarter ended December 31, 2002. Management expects continuing pressure on its net interest margin during this period of historically low interest rates.

Noninterest Income

Noninterest income for the quarter ended March 31, 2003 of $8.5 million was a 52.8% increase from the $5.6 million earned during the same period in 2002. The increase in noninterest income from prior year is primarily the result of increased deposit service charge revenue due to the implementation of our Overdraft Honor program, increased gains on sales of residential real estate loans due to increased refinancing activity, and increased gains on sales of securities. While the increase in residential real estate loan refinancing activity, due to the low interest rate environment, resulted in higher noninterest income from the gains on sales of loans, noninterest income was negatively impacted by a charge to our valuation reserve for capitalized mortgage servicing rights of $0.4 million for the quarter ended March 31, 2003 compared to $0.2 million for the quarter ended March 31, 2002.

Noninterest Expense

Noninterest expense for the first quarter 2003 increased 6.5% from $16.5 million for the first quarter 2002 to $17.6 million for the first quarter 2003. The increase in noninterest expense from prior year was primarily attributable to an increase in personnel expense due to the filling of budgeted key positions within the Company and annual merit increases in employee salaries.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Corporation's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors' pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations' savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Corporation of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Corporation's results. These statements are representative only on the date hereof, and the Corporation undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky and has 69 banking locations across eastern and central Kentucky, and 5 banking locations in West Virginia.

Additional information follows.

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

March 31, 2003

(in thousands except per share data)	Three Months Ended 3/31/03	Three Months Ended 12/31/02	Three Months Ended 3/31/02
Interest income	$32,667	$34,761	$38,501
Interest expense	12,139	13,084	16,064
Net interest income	20,528	21,677	22,437
Loan loss provision	1,547	1,670	2,741

Securities gains	979	0	0
Gains on sales of loans	1,521	2,068	859
Deposit service charges	3,862	4,178	2,766
Trust revenue	613	798	580
Insurance commissions	102	190	42
Other noninterest income	1,469	971	1,347
Total noninterest income	8,546	8,205	5,594

Personnel expense	9,061	9,049	8,457
Occupancy and equipment	2,300	2,357	2,271
Amortization-goodwill/intangibles	145	145	145
Other noninterest expense	6,105	6,300	5,670
Total noninterest expense	17,611	17,851	16,543

Net income before taxes	9,916	10,361	8,747
Income taxes	2,923	3,393	2,425
Net income	$6,993	$6,968	$6,322

Memo: TEQ interest income	$33,065	$35,209	$38,987

Average shares outstanding	12,306	12,348	12,565
Basic earnings per share	$0.57	$0.56	$0.50
Diluted earnings per share	$0.56	$0.56	$0.50
Dividends per share	$0.21	$0.21	$0.19

Average balances:
Loans, net of unearned income	$1,622,672	$1,639,304	$1,688,848
Earning assets	2,268,248	2,261,202	2,312,798
Total assets	2,468,156	2,461,482	2,515,256
Deposits	2,099,854	2,103,355	2,147,825
Interest bearing liabilities	1,915,509	1,913,392	1,989,194
Shareholders' equity	211,886	207,758	197,184

Performance ratios: (TEQ)
Return on average assets	1.15%	1.12%	1.02%
Return on average equity	13.38%	13.31%	13.00%
Yield on average earning assets	5.91%	6.18%	6.84%
Cost of interest bearing funds	2.57%	2.71%	3.28%
Net interest margin	3.74%	3.88%	4.02%
Efficiency ratio	61.81%	58.86%	58.01%

Loan charge-offs	$(2,837)	$(2,893)	$(3,803)
Recoveries	1,028	800	931
Net charge-offs	$(1,809)	$(2,093)	$(2,872)

Market price:
High	$26.64	$30.00	$23.50
Low	$24.70	$23.64	$19.79
Close	$25.25	$25.14	$23.30

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

March 31, 2003

(in thousands except per share data)	As of 3/31/03	As of 12/31/02	As of 3/31/02
Assets:
Loans, net of unearned	$1,625,475	$1,634,607	$1,675,713
Loan loss reserve	(23,008)	(23,271)	(23,518)
Net loans	1,602,467	1,611,336	1,652,195
Loans held for sale	4,151	2,279	2,710
Securities available-for-sale	516,939	527,339	440,042
Securities held-to-maturity	43,279	51,243	73,919
Other earning assets	69,692	49,591	92,299
Cash and due from banks	77,153	92,615	72,200
Premises and equipment	50,171	50,767	51,027
Goodwill and core deposit intangible	64,386	64,531	65,254
Other assets	41,614	38,210	45,573
Total Assets	$2,469,852	$2,487,911	$2,495,219

Liabilities and Equity:
NOW accounts	$11,784	$16,177	$14,410
Savings deposits	623,757	628,040	617,689
CDs >=$100,000	354,942	354,007	376,431
Other time deposits	788,717	785,927	823,007
Total interest bearing deposits	1,779,200	1,784,151	1,831,537
Noninterest bearing deposits	330,665	343,565	313,372
Total deposits	2,109,865	2,127,716	2,144,909
Other interest bearing liabilities	129,227	134,652	141,084
Noninterest bearing liabilities	19,702	16,124	15,146
Total liabilities	2,258,794	2,278,492	2,301,139
Shareholders' equity	211,058	209,419	194,080
Total Liabilities and Equity	$2,469,852	$2,487,911	$2,495,219

Ending shares outstanding	12,273	12,348	12,533
Memo: Market value of HTM Securities	$44,839	$52,673	$75,079

90 days past due loans	$5,829	$2,814	$2,475
Nonaccrual loans	$19,463	$19,649	$32,671
Restructured loans	$268	$276	$300
Foreclosed properties	$3,723	$2,761	$2,205

Tier 1 leverage ratio	8.62%	8.23%	7.63%
Tier 1 risk based ratio	11.45%	10.98%	10.70%
Total risk based ratio	12.70%	12.22%	11.95%
FTE employees	884	874	875

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

March 31, 2003

Community Trust Bancorp, Inc. reported earnings for the three months ended March 31, 2003 and March 31, 2002 as follows:
Three Months Ended March 31
(in thousands except per share data)	2003	2002

Net income	$6,993	$6,322

Basic earnings per share	$0.57	$0.50

Diluted earnings per share	$0.56	$0.50

Average shares outstanding	12,306	12,565

Total assets (end of period)	$2,469,852	$2,495,219

Return on average equity	13.38%	13.00%

Return on average assets	1.15%	1.02%

Provision for loan losses	$1,547	$2,741

Gains on sales of loans	$1,521	$859